SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DICE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23345J104

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23345J104

1.	Names of Reporting Persons. RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,877,862

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,877,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,877,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%[1]

14.	Type of Reporting Person (See Instructions) IA, PN

1 The Reporting Person is the beneficial owner of 7,856,612 shares of the Issuer’s Common Stock as well as conversion shares underlying each of 21,250 vested stock options (right to buy) held by Dr. Jake Simson for the benefit of RA Capital. The percentage calculation assumes that there are 47,751,827 outstanding shares of Common Stock of the Issuer, based on 47,730,577 outstanding shares of Common Stock of the Issuer based on the Issuer’s Form 10-Q filed with Securities and Exchange Commission (“SEC”) on May 11, 2023, and giving effect to stock options referenced herein.

CUSIP No. 23345J104

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,877,862

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,877,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,877,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%[2]

14.	Type of Reporting Person (See Instructions) HC, IN

2 The Reporting Person is the beneficial owner of 7,856,612 shares of the Issuer’s Common Stock as well as conversion shares underlying each of 21,250 vested stock options (right to buy) held by Dr. Jake Simson for the benefit of RA Capital. The percentage calculation assumes that there are 47,751,827 outstanding shares of Common Stock of the Issuer, based on 47,730,577 outstanding shares of Common Stock of the Issuer based on the Issuer’s Form 10-Q filed with Securities and Exchange Commission (“SEC”) on May 11, 2023, and giving effect to stock options referenced herein.

CUSIP No. 23345J104

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,877,862

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,877,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,877,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%[3]

14.	Type of Reporting Person (See Instructions) HC, IN

3 The Reporting Person is the beneficial owner of 7,856,612 shares of the Issuer’s Common Stock as well as conversion shares underlying each of 21,250 vested stock options (right to buy) held by Dr. Jake Simson for the benefit of RA Capital. The percentage calculation assumes that there are 47,751,827 outstanding shares of Common Stock of the Issuer, based on 47,730,577 outstanding shares of Common Stock of the Issuer based on the Issuer’s Form 10-Q filed with Securities and Exchange Commission (“SEC”) on May 11, 2023, and giving effect to stock options referenced herein.

CUSIP No. 23345J104

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,070,205

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,070,205

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,070,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%[4]

14.	Type of Reporting Person (See Instructions) PN

4 The Reporting Person is the beneficial owner of 7,070,205 shares of the Issuer’s Common Stock. The percentage calculation assumes that there are 47,730,577 outstanding shares of Common Stock of the Issuer based on the Issuer’s Form 10-Q filed with Securities and Exchange Commission (“SEC”) on May 11, 2023.

Item 1.	Security and Issuer

Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 3 (this “Amendment No. 3” or this “13D/A”) amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021, and amended on October 19, 2022 and March 29, 2023 (as amended, the “Statement”), filed by RA Capital Management, L.P., Dr. Kolchinsky, Mr. Shah, and RA Capital Healthcare Fund, L.P. with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of DICE Therapeutics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 400 East Jamie Court, Suite 300, South San Francisco, CA 94080. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2.	Identity and Background

Item 2 of the Statement is amended and restated as follows:

(a)   This 13D/A is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”), who are collectively referred to herein as the “Reporting Persons”.  The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), is attached hereto as Exhibit 1.

The Common Stock reported herein includes (i) 7,070,205 shares held directly by the Fund, (ii) 786,407 shares held directly by RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”) and (iii) a total of 21,250 vested stock options (right to buy).

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the \the Act, of any securities of the Issuer held by the Fund or the Nexus Fund II.  The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund II’s portfolio, including the shares of the Issuer’s Common Stock reported herein.  Because the Fund and the Nexus Fund II have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital.  RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)   The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)    The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund II. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   See Item 6 of the cover pages.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

Merger Agreement and Related Transactions

On June 18, 2023, Eli Lilly and Company, an Indiana corporation (“Parent”), Durning Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Issuer, par value $0.0001 per share (the “Shares”), at a price of $48.00 per share (the “Offer Price”), net to the seller in cash, without interest, and subject to applicable withholding taxes.

The Merger Agreement provides that Merger Sub will commence the Offer no later than 10 business days after the date of the Merger Agreement. The Offer will expire at one minute after 11:59 p.m., Eastern time, on the date that is 20 business days following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K (SEC File No. 001-40794) filed by the Issuer with the SEC on June 20, 2023.

Tender and Support Agreement

In Connection with the execution of the Merger Agreement, stockholders affiliated with RA Capital Management, L.P., solely in their respective capacities as stockholders of the Issuer, entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Merger Sub. The Support Agreement provides, among other things, that each applicable stockholder will tender all of the shares of Common Stock held by such stockholder in the Offer.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Support Agreement, which is filed as Exhibit 2 to this 13D/A and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and supplemented by the following:

(a)   The information set forth in rows 11 and 13 of the cover pages to this 13D/A is incorporated by reference.  The percentage set forth in row 13 is based on 47,730,577 outstanding shares of Common Stock, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

(b)   The information set forth in rows 7 through 10 of the cover pages to this 13D/A and Item 2 above is incorporated by reference.

(c)   The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period to the filing of this 13D/A:5

Transaction	Purchaser	Date	No. Shares	Price
Vest Stock Option (Right to Buy)	RA Capital	07-June-2023	21,250		(1)

(1) The shares subject to the option will vest on the earlier of: (i) the one-year anniversary of the grant date and (ii) the subsequent annual meeting of stockholders, subject to Mr. Jake Simson's, a Partner of the Adviser who serves on the Issuer's board of directors, continued service as a director.

5 This 13D/A is being filed to reflect the Tender and Support Agreement entered into by the Reporting Persons described in Item 4 herein. The vesting options in Item 5(c) did not cause a material change in the Reporting Persons’ beneficial ownership.

(d)   No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this 13D/A.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is amended and supplemented by the following: Reference is made to the Merger Agreement and Support Agreement as described in Item 4 of this 13D/A.
Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by the following:

Exhibit 1      Joint Filing Agreement

Exhibit 2      Form of Tender and Support Agreement (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K (File No. 001-40794)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of June 21, 2023, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of DICE Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager